UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Veridian Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92342R  20  3

(Cusip Number)

June 4, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13G
CUSIP No. 92342R 20 3

1.	Name of Reporting Person: Veridian Stock Fund Trust created under the Veridian Retirement Savings Plan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐
Not applicable.

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,485,238

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 2,485,238

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,485,238

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
Not applicable.

11.	Percent of Class Represented by Amount in Row (9): 8.02%

12.	Type of Reporting Person: EP

Item 1.
	(a)	Name of Issuer:
Veridian Corporation
	(b)	Address of Issuer’s Principal Executive Offices:
1200 South Hayes Street, Suite 1100 Arlington, Virginia 22202

Item 2.
	(a)	Name of Person Filing:
Veridian Stock Fund Trust created under the Veridian Retirement Savings Plan
	(b)	Address of Principal Business Office or, if none, Residence:
1200 South Hayes Street, Suite 1100 Arlington, Virginia 22202
	(c)	Citizenship:
United States. The co-trustees of the Veridian Stock Fund Trust as of the date of the event which requires filing of this Statement are United States citizens.
	(d)	Title of Class of Securities:
Common stock, par value $0.0001 per share (the “Common Stock”)
	(e)	CUSIP Number:
92342R 20 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a) Amount beneficially owned:
2,485,238
(b) Percent of class:
8.02%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
2,485,238
(ii) Shared power to vote or to direct the vote:
-0-
(iii) Sole power to dispose or to direct the disposition of:
2,485,238
(iv) Shared power to dispose or to direct the disposition of:
-0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances, beneficiaries of the Veridian Stock Fund Trust have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities. No single beneficiary of the Veridian Stock Fund Trust holds more than five percent of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

VERIDIAN STOCK FUND TRUST

By:	David H. Langstaff, as co-trustee as of the date of the event which requires filing of this Statement /s/ David H. Langstaff

By:	James P. Allen, as co-trustee as of the date of the event which requires filing of this Statement /s/ James P. Allen